EXHIBIT 99.1

GOLD STANDARD INTERSECTS 8.5m of 11.16 g Au/t WITHIN 65.6m of 3.17 g Au/t AT THE NORTH BULLION DEPOSIT, RAILROAD DISTRICT, CARLIN TREND, NEVADA(i)

Two core holes expand the Lower Breccia Zone mineralization to the west-northwest and north

August 30, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) is pleased to announce assay results from two core holes at the North Bullion deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  Both holes returned significant intercepts that expand the gold mineralization to the northwest and north.  Results from RR16-01 are highlighted by 65.6m of 3.17 grams gold per tonne (g Au/t), which includes a higher grade interval of 8.5m of 11.16 g Au/t (Please click the following link to view a North Bullion plan map  http://goldstandardv.com/lp/north-bullion-results-2016/).

Jonathan Awde, CEO and Director of Gold Standard commented: “North Bullion was our first discovery on our Railroad-Pinion project and it remains potentially the most significant in the long term. We are very excited to see the results from the rest of this year’s program at North Bullion. We think we may be in the early stages of exploring one of the prolific high-grade, collapse breccia-hosted deposits on the Carlin Trend.”

North Bullion is a classic Carlin-style, high-grade deposit exhibiting all the characteristics of large, high-grade collapse breccia hosted deposits on the Carlin Trend. Unlike GSV’s Pinion and Dark Star deposits which are highly oxidized, gold-bearing rock at North Bullion is refractory in nature but the additional cost of processing this material is often offset elsewhere on the Carlin Trend by increased grade.

Exploration drilling at North Bullion ended in 2013 with very encouraging intercepts in the Lower Breccia Zone of 98.2m of 3.26 g Au/t (including 17.1m of 9.98 g Au/t) in RR13-11 and 73.5m of 3.67 g Au/t (including 12.2m of 6.93 g Au/t) in RR13-08 (see news releases dated September 19 and May 21, 2013).  Subsequently, a new interpretation identified a west-northwest trend to the lower zone, higher-grade gold mineralization. Multiple data sets supported, and now confirm, this conclusion including grade x thickness contours, structure contours, gravity and CSAMT.  West-northwest structural zones are an important control for gold mineralization throughout the Carlin Trend.  Newmont’s Saddle (780,000 oz @ 19.6 g Au/t) and Tess (1.5 Moz @ 12.7 g Au/t) deposits occur along the west-northwest Rain fault, located just 7 km to the north of the North Bullion deposit (Longo, et al., NBMG Bulletin 111, 2002).

The primary objective of the 2016 North Bullion drill program is to test for an extension of the Lower Breccia Zone to the west-northwest and north.  A more cost-effective approach to drilling North Bullion was developed using reverse-circulation (RC) drills to complete and case holes (so-called precollars) to depths immediately above the target before switching to a core rig to complete the hole through the mineralized zone. This approach has proved effective in the 2016 drill program.

Key North Bullion highlights include:

•	RR16-01 intersected 8.5m of 11.16 g Au/t within a thicker zone of 65.6m of 3.17 g Au/t. This intercept is approximately 120 meters west-northwest of the intercept in RR13-11 of 17.1m of 9.98 g Au/t.

•
RR16-02 is one of the most northerly holes completed thus far at North Bullion, located 400m north of RR13-11.  RR16-02 intersected strong alteration and relatively modest gold values (9.5m of 1.18 g Au/t), with the gold mineralization hosted in silty micrite and calcarenite dominated multilithic collapse breccia sandwiched between Tripon Pass silty micrite and a dacite sill, clearly still within the flat-tabular Lower Breccia Zone. This is the same productive host horizon present at Gold Standard’s Pinion Deposit to the south and the deposits within Newmont’s Rain District just 7 km to the north.

•
RR16-01 and RR16-02 have successfully extended the total known strike length of the Lower Breccia Zone and confirmed the expansion potential of the North Bullion gold system to the west-northwest and to the north.  Mineralization in both holes remains open in multiple directions. Two precollars were recently completed to continue to test this target.

North Bullion drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
RR16-01	Core		-90	392.4	323.7 – 389.3	65.6	3.17
Including Including					323.7 – 332.2	8.5	11.16
					352.7 – 365.5	12.8	3.49
RR16-02	Core	090	-85	477.6	325.0 – 334.5	9.5	1.18
					360.4 – 366.5	6.1	0.36

(i)Gold intervals reported in the above table are based on a 0.30 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 80-100% of drilled thicknesses.  In general, the gold distribution within these large, complex breccia will require additional drilling to confirm true widths.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “We have made great progress at North Bullion this year.  The intercept in RR16-01 is a big step-out and establishes our predicted west-northwest trend to high-grade gold.  We have also figured out how to drill efficiently, completing 100% of our precollars and decreasing our coring costs. With these high-grade results and our increased drill efficiency, we are looking forward to drilling more holes at North Bullion and adding to this large gold system.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists, and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank or certified reference material was inserted approximately every tenth sample.  The North Bullion core samples were delivered to ALS Minerals preparation facility in Elko, NV where they were crushed and pulverized.   Resulting sample pulps were shipped to ALS Minerals certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split. All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.  Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:     604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com